March 23, 2005


via facsimile and U.S. mail

Mr. Bobby Ray Adkins
Chief Executive Officer
b-Fast Corp.
660 Newtown-Yardley Road
Newtown, PA  18940



	Re:	b-Fast Corp.
		Form 10-KSB, Filed December 29, 2004
		Form 10-QSB, Filed February 11, 2005

		File No. 1-10190

Dear Mr. Adkins:

      We have reviewed the above filings and have the following accounting comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-KSB for the year ended September 30, 2004

General

1. In future filings, it would be helpful if your document would be paginated and include a table of contents.

Management`s Discussion and Analysis or Plan of Operation

Comparison of the Years Ended September 30, 2004 and 2003

2. We note your disclosure that explains certain comparative administrative cost changes. Your disclosure indicates auditing fees decreased in 2004. Please reconcile this disclosure for us to the information you have included under Item 14.

Application of Critical Accounting Policies

3. We note your use of the equity method of accounting for your investment in your 99% owned unconsolidated subsidiary. We also note your expectation that FIN 46(R) is not expected to have a material impact on your financial statements. Please clarify to us why you believe this to be your expectation. In your response, specifically address the criteria outlined in paragraph 5 of FIN 46(R).

4. In addition, support your use of the equity method of accounting for this subsidiary on a supplemental basis, as it is our understanding that 100% of the voting interest is held by Brant, as defined. In your response, please address how maintaining the checkbook, accumulating tax data and holding certain management positions allows you to exercise significant influence. Please refer to paragraph 17 of APB 18 for further guidance.

Controls and procedures

5. We note your conclusion regarding your evaluation of disclosure controls and procedures as of a date within 90 days of the filing date of the annual report. Please note paragraph (b) of Rule 13a-15, as referenced in Item 307 of Regulation S-B, requires such evaluation be performed as of the end of each fiscal quarter. In this regard, revise your disclosure to comply with the requirements of Regulation
S-B, if such evaluation was performed.

6. You also state that there were no "significant changes" in your "internal controls" and no factors that could "significantly affect" these controls subsequent to the date of their evaluation. However,
Item 308(c) of Regulation S-B requires that you disclose any change in the registrant`s "internal control over financial reporting" identified in connection with the evaluation required by paragraph
(d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fourth fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the small business issuer`s internal control over financial reporting." See also Regulation S-B, paragraph 4(d) of Exhibit 31. Revise your disclosure accordingly.




Note D - Summary of Significant Accounting Policies

	Revenue Recognition

7. Please expand your revenue recognition policy to address all the criteria of SAB Topic 13:A.1. In addition, include a discussion of any significant arrangements that ultimately affect revenue recognition.

	Restatement of Previously Issued Financial Statements

8. Please expand your disclosures to more clearly describe the nature of the error involved in your restatement.

Note E - Investment in Unconsolidated Subsidiary

9. Please provide all the required disclosures as described in
Section 310-b, Instruction 2(2)(iii) of Regulation S-B.

10. We note the asset described as "Note and Interest Receivable - Member". Please tell us why the Company and RTB/AS believes this amount is collectable and how collectability is reasonably assured.

Exhibits 31.3 and 31.4

11. Disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-15(e). See SEC Release No. 33-8238, which became effective August 14, 2003. Please revise your certifications to conform to the format provided in Item 601(b)(31)
of Regulation S-B and refer to the appropriate locations for the definitions. Please also revise your disclosures under Item 8A to include the appropriate references to the definitions of disclosure controls and procedures.

Form 10-QSB for the quarter ended December 31, 2004

Controls and procedures

12. We note your conclusion regarding your evaluation of disclosure controls and procedures. However, your disclosure fails to state when such evaluation was performed. In this regard, revise your disclosure to state when such evaluation was performed. Please note paragraph (b) of Rule 13a-15, as referenced in Item 307 of Regulation
S-B, requires such evaluation be performed as of the end of each fiscal quarter.

13. You also state that there were no "significant changes" in your
"internal controls" and no factors that could "significantly affect" these controls subsequent to the date of their evaluation. However,
Item 308(c) of Regulation S-B requires that you disclose any change in the registrant`s "internal control over financial reporting" identified in connection with the evaluation required by paragraph
(d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fourth fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the small business issuer`s internal control over financial reporting." See also Regulation S-B, paragraph 4(d) of Exhibit 31. Revise your disclosure accordingly.

Exhibits 31.5 and 31.6

14. Disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-15(e). See SEC Release No. 33-8238, which became effective August 14, 2003. Please revise your certifications to conform to the format provided in Item 601(b)(31)
of Regulation S-B and refer to the appropriate locations for the definitions. Please also revise your disclosures under Item 3 to include the appropriate references to the definitions of disclosure controls and procedures.


Closing Comments

      As appropriate, please amend your filings in response to these comments within 10 business days. You may also wish to provide us with marked copies of any amendment to expedite our review.
Please
furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Direct questions regarding accounting issues and related disclosures to Kevin Stertzel at (202) 824-5374, or in his absence, to Shannon Buskirk, at (202) 942-1826. Direct questions relating to all other disclosure issues to the undersigned at (202) 942-1870. Direct all correspondence to the following ZIP code: 20549-0405.


							Sincerely,



							H. Roger Schwall
							Assistant Director



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b-Fast Corp.
March 23, 2005
page 5




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE